UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-06462

TERADYNE, INC.

(Exact Name of Registrant as Specified in its Charter)

600 Riverpark Drive, North Reading, MA 01864	(978) 370-2000
(Address, including Zip Code of Registrant’s Principal Executive Offices)	(Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Common Stock Purchase Rights (1)

(Title of Each Class of Securities Covered by this Form)

Common Stock, Par Value $0.125 Per Share

(Titles of all Other Classes of Securities for which a Duty to File Reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

(1)	The Common Stock Purchase Rights expired on February 8, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934 Teradyne, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 13, 2007	By:	/s/ Gregory R. Beecher
Gregory R. Beecher
V.P, CFO and Treasurer